UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER

SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

EPOLIN, INC.

(Name of Subject Company)

POLYMATHES HOLDINGS I LLC

POLYMATHES ACQUISITION I INC.

(Name of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

294276100

(CUSIP Number of Class of Securities)

_______________________

William J. Golden

Managing Member

Polymathes Holdings I LLC

20 Nassau Street Suite M

Princeton, New Jersey 08542

(609) 945-1690

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Nassau Legal Advisory
177 Nassau Street
Princeton, New Jersey 08542

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,720,600	$312.00

*      Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $0.22, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of Epolin, Inc. (“Epolin, Inc.”) as of May 8, 2012 which consists of 12,366,355 Shares.

**    The amount of the filing fee is calculated with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided for by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No:	N/A

Filing Party:	N/A

Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Polymathes Acquisition I Inc., a New Jersey corporation (the “Offeror”) and a wholly owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (“Parent”), to purchase all of the outstanding shares of Common Stock, no par value, of Epolin, Inc., a New Jersey corporation (the “Company”), at a purchase price of $0.22 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated May 8, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  This Schedule TO is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.        Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.        Subject Company Information

(a) Epolin, Inc. 358-364 Adams Street, Newark, New Jersey 07105

(b) According to the Company, as of March 14, 2012, there were 12,366,355 Shares issued and outstanding, including 95,000 Shares issuable upon the exercise of outstanding options.

(c) The Shares are trade on OTC Bulletin Board under the symbol “EPLN.”  The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person

(a), (b), (c) The information set forth in Section 9 “Certain information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 4.        Terms of the Transaction

The information set forth in the “Summary Term Sheet,” Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purposes of the Offer; the Merger Agreement; Plans for Epolin, Inc.” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 5.        Past contacts, transactions, negotiations and agreements

(a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Parent and Purchaser,” Section 11 “Contacts and Transactions with Epolin, Inc.; Background of the Offer,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Epolin, Inc.,” Section 13 “Dividends and Distributions” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 6.        Purposes of the transaction and plans or proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7 “Possible Effects of the Offer on the Market for Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Epolin, Inc.” and Section 13 “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.        Source and amount of funds or other consideration

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.        Interest in Securities of the subject company

The information set forth in Section 9 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchaser is incorporated herein by reference.

Item 9.         Persons/Assets, retained, employed, compensated or used

The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item10.        Financial Statements

Not applicable.

Item 11.       Additional Information

(a)(1) Except as disclosed in Items 1 throught 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Offeror, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference.

Item 12.      Exhibits.

(a)(1)(A)	Offer to Purchase for Cash, dated May 8, 2012

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)(A)	Summary Advertisement to be published in Investor’s Business Daily on May 11, 2012

(b)	Redacted Commitment Letter dated February 17, 2012

(d)(1)	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(d)(2)	Tender and Voting Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(d)(3)	Tender and Voting Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(g)	None

(h)	None

Item 13.      Information required by Schedule 13E-3

Not applicable

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Polymathes Holdings I LLC

By: /s/ William J. Golden

Name: William J. Golden

Title: Member

Polymathes Acquisition I Inc.

By: /s/ John Wachter

Name: John Wachter

Title: CEO

Dated: May 8, 2012